SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 Schedule 13E-3
                        RULE 13e-3 TRANSACTION STATEMENT
           Under Section 13(e) of the Securities Exchange Act of 1934

          Prometheus Income Partners, a California limited partnership
                                (Name of Issuer)

                           Prometheus Income Partners
                        Prometheus Development Co., Inc.
                            PIP Partners-General, LLC
                                 PromHill, Inc.
                                  The DNS Trust
                                 Helen P. Diller
                                Sanford N. Diller
                      (Name of Person(s) Filing Statement)

                          Limited Partnership Interests
                         (Title of Class of Securities)

                                    742941107
                      (CUSIP Number of Class of Securities)

                             Craig S. Seligman, Esq.
                      Paul, Hastings, Janofsky & Walker LLP
                    555 So. Flower Street, Twenty-Third Floor
                          Los Angeles, California 90071
                                 (213) 683-6000
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
             Communications on Behalf of Person(s) Filing Statement)

      This Statement is filed in connection with (check the appropriate box):

a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A (Sections 240.14a-1 through 240.14b-2), Regulation 14C (Sections 240.14c-1 through 240.14c-101) or Rule 13e-3(c) (Section 240.13e-3(c))
under the Securities Exchange Act of 1934 (the "Act").
b. [ ]  The filing of a registration statement under the Securities Act of 1933.
c. [ ]  A tender offer.
d. [ ]  None of the above.

      Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

                            Calculation of Filing Fee

                Transaction Valuation                 Amount of filing fee
            $1,736/Unit * 15,544 Units =            $22,461,080 * 0.0002  +
                    $26,984,384                     4,523,304 * 0.000092 =
                                                           $4,909

      [X] Check box if any part of the fee is offset as provided by Section 240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or schedule and the date of its filing.

Amount Previously Paid:       $4,909
Form or Registration No:      Schedule 14A
Filing Party:     Prometheus Development Company
Date Filed:  June 27, 2000 (as amended through May 24, 2002)



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            Introduction

            This Rule 13E-3 Transaction Statement (the "Statement") relates to the proposed merger of PIP Acquisition, LLC into Prometheus Income Partners, a California limited partnership.

            The general partner of the partnership is Prometheus Development Co., Inc., all of the equity of which is held by The DNS Trust. Sanford N. Diller and Helen P. Diller are co-trustees and co-beneficiaries of the DNS Trust.

            The holder of 100% of the member interests of PIP Acquisition is PIP Partners - General, LLC, 99% of the member interests of which are held by The DNS Trust, and 1% of the member interests of which are held by Jaclyn B. Safier. PromHill, Inc. is the manager of PIP General. All of the equity of PromHill is held by The DNS Trust. Sanford N. Diller is the sole director and the President and Chief Financial Officer of PromHill. Vicki Mullins is a Vice President and Assistant Secretary of PromHill, and John Murphy is a Vice President and Assistant Secretary of PromHill.

            The following Cross Reference Sheet is supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the Proxy Solicitation Statement filed on June 20, 2002 by PIP General of the information required to be included in response to the items of this Statement. The information in the Proxy Solicitation Statement (including the Appendices thereto) and the additional disclosure materials referred to in item 16(a) below are hereby expressly incorporated by reference in answer to the items in this Statement, and the Cross Reference Sheet set forth below shows the location in the Proxy Solicitation Statement to the information required to be included in response to the items of this Statement. In the event the Proxy Solicitation Statement is amended, this Schedule 13E-3 will be amended to reflect such amendment of the Proxy Solicitation Statement.

            Cross Reference Sheet


Item of Schedule 13E-3        Location in Proxy Solicitation Statement
                              pursuant to Schedule 14A

Item 1.  Summary Term Sheet

                              Questions and Answers About the Transaction


Item 2.  Subject Company Information

(a)                           Summary - Parties to the Transaction -
                              Prometheus Income Partners

(b) Summary - The Meeting - Record Date; Voting Power; The Meeting - Record Date; Voting Power; Additional Information Concerning Units

(c) Summary - Parties to the Transaction - Prometheus Income Partners; Background - Fairness of the Transaction - Negative Factors Considered; Background - Alternatives to the Transaction - Continued Ownership of Prometheus Income Partners; Additional Information Concerning Units

(d)                           Questions and Answers About the Transaction;
                              Summary - Parties to the Transaction -
                              Prometheus Income Partners; Background -
                              Reasons for the Merger; Background - Fairness of the Transaction - Positive Factors Considered; Background - Fairness of the Transaction - Negative Factors Considered; Background - Alternatives to the Transaction - Liquidation; Background - Alternatives to the Transaction - Continued Ownership of the Partnership; The Parties - Prometheus Income Partners - Construction Defects; The Parties - Prometheus Income Partners - Distributions; Additional Information Concerning Units - Plans or Proposals

(e)                           Inapplicable

(f) The Parties - Prometheus Income Partners - Recent Transactions; Additional Information Concerning Units

Item 3.  Identity and Background of Filing Person

(a)-(c) Summary - Parties to the Transaction - PIP Partners - General; Summary - Parties to the Transaction - PIP Acquisition; The Parties - Prometheus Income Partners - Background; The Parties - PIP Partners - General; The Parties - PIP Acquisition

Item 4.  Terms of the
Transaction

(a)-(c)                       Questions and Answers About the Transaction;
                              Summary - Structure of the Transaction; Summary
                              - The Meeting - Quorum; Vote Required; Summary
                              - Conditions to the Transaction; Summary -
                              Consideration and Financing; Summary -
                              Accounting Treatment; Summary - Federal Income Tax Consequences; Background- Reasons for the Merger

(d)                           Questions & Answers About the Transaction

(e)                           Other Matters

(f)                           Inapplicable

Item 5.  Past Contacts, Transactions, Negotiations and Agreements

(a) - (c)                     Background - Reasons for the Merger; The
                              Parties - Prometheus Income Partners - Recent
                              Tender Offers; The Parties - Prometheus Income
                              Partners - Recent Transactions; Additional
                              Information Concerning Units; Additional
                              Information Concerning Units - Principal
                              Holders of Units; Additional Information
                              Concerning Units - Contracts, Arrangements and
                              Understandings

(e)                           Inapplicable

Item 6.  Purposes of the Transaction and Plans or Proposals

(b)                           Inapplicable

(c) Summary - Consideration and Financing; The Merger - Effects of the Merger on Prometheus Income Partners; Additional Information Concerning Units - Plans or Proposals

Item 7.  Purposes, Alternatives, Reasons and Effects

(a), (c)                      Questions and Answers About the Transaction;
                              Background - Reasons for the Merger; Background
                              - Fairness of the Transaction - Positive
                              Factors Considered

(b)                           Background - Alternatives to the Transaction
                              Considered

(d)                           Summary - Structure of the Transaction; Summary
                              - Federal Income Tax Consequences; Merger -
                              Effects of the Merger on Prometheus Income
                              Partners; The Merger - Federal Income Tax
                              Consequences;

Item 8.  Fairness of the Transaction

(a), (b)                      Questions and Answers About the Transaction;
                              Summary - Fairness of the Merger; Background - Fairness of the Transaction

(c)                           Questions and Answers About the Transaction;
                              Summary - The Meeting - Quorum; Vote Required; Background - Fairness of the Transaction - Positive Factors Considered; Background - Fairness of the Transaction - Negative Factors Considered; The Meeting - Vote Required

(d)                           Questions and Answers About the Transaction

(e), (f)                      Inapplicable

Item 9.  Reports, Opinions, Appraisals and Negotiations

(a)                           Questions and Answers About the Transaction;
                              Background - Fairness of the Transaction; The December 2000 Appraisal; The September 2001 Appraisal; Opinions of Financial Advisor

(b) The December 2000 Appraisal; The September 2001 Appraisal; Opinions of Financial Advisor; Appendix C-1; Appendix C-2; Appendix D-1; Appendix D-2; Appendix E; Appendix F

(c)                           Appendix C-1; Appendix C-2; Appendix D-1;
                              Appendix D-2; Appendix E; Appendix F

Item 10.  Source and Amounts of Funds or Other Consideration

(a), (d)                      Summary - Consideration and Financing

(b)                           Questions and Answers About the Transaction;
                              Summary - Conditions to the Transaction;
                              Summary - Consideration and Financing

(c)                           Summary - Consideration and Financing; The
                              Merger Agreement - Expenses

Item 11.  Interest in Securities of the Subject Company

(a)                           Questions and Answers About the Transaction;
                              Summary - Parties to the Transaction -
                              Prometheus Income Partners; Summary - Parties to the Transaction - PIP Partners - General; Summary - Parties to the Transaction - PIP Acquisition; Summary - Structure of the Transaction; The Parties - Prometheus Income Partners - Principal Unitholders; Additional Information Concerning Units - Principal Holders of Units

(b) The Parties - Prometheus Income Partners - Recent Transactions; Background - Reasons for the Merger; Additional Information Concerning Units

Item 12.  The Solicitation or Recommendation

(d)                           Questions and Answers About the Transaction;
                              Summary - The Meeting - Quorum; Vote Required; Background - Fairness of the Transaction - Positive Factors Considered; Background - Fairness of the Transaction - Negative Factors Considered; The Meeting - Vote Required; The Meeting - Recommendations of the General Partner

(e)                           Questions and Answers About the Transaction;
                              The Meeting - Recommendations of the General
                              Partner

Item 13.  Financial Statements

(a) Summary Selected Financial Data of the Partnership; Incorporation of Certain Documents by Reference

(b)                           Inapplicable

Item 14.  Persons/Assets, Retained, Employed, Compensated or Used

(a), (b)                      Summary - Proxy Solicitation; The Meeting -
                              Solicitation of Proxies


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Item 15.  Additional Information.

(b)                           Proxy Statement in Its Entirety

Item 16.  Exhibits

(a) Letter to Limited Partners filed with the Commission on June 29, 2000; Letter to Limited Partners filed with the Commission on November 27, 2000; Letter to Limited Partners filed with the Commission on March 12, 2001; Letter to Limited Partners filed with the Commission on October 18, 2001; Letter to Limited Partners filed with the Commission on March 15, 2002; Letter to Limited Partners filed with the Commission on May 16, 2002; Letter to Limited Partners Transmitting Proxy Statement; Notice of Meeting of Limited Partners; Proxy Statement in Its Entirety; Appendices to the Proxy Statement; Letter to Limited Partners filed with the Commission on July 5, 2002; Letter to Limited Partners filed with the Commission on July 15, 2002;

(b)                           Not Applicable

(d)                           Appendix C-1; Appendix C-2; Appendix E

(f), (g)                      Not Applicable

      Signature. After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              PROMETHEUS INCOME PARTNERS, a California limited partnership

                              By: PROMETHEUS DEVELOPMENT CO.,
                                  INC., a California corporation, its General
                                  Partner

                                  By:  /s/  John J. Murphy
                                            ---------------------
                                      Name:  John J. Murphy
                                      Title: Vice President


                              PROMETHEUS DEVELOPMENT CO., INC., a
                              California corporation

                              By:  /s/  John J. Murphy
                                        -----------------------
                                   Name:  John J. Murphy
                                   Title: Vice President


                              PIP PARTNERS - GENERAL, LLC, a California limited liability company

                              By: PROMHILL, INC., a California corporation,
                                  Its Manager

                                  By: /s/  John J. Murphy
                                           --------------------
                                      Name:  John J. Murphy
                                      Title: Vice President


                              PROMHILL, INC., a California corporation

                              By:  /s/  John J. Murphy
                                        ----------------------
                                   Name:  John J. Murphy
                                   Title: Vice President


                              SANFORD N. DILLER AND HELEN P. DILLER
                              AS TRUSTEES OF THE DNS TRUST

                              By:  /s/  Helen P. Diller
                                        ---------------------
                                   Name:  Helen P. Diller
                                   Title: Trustee

                              By:  /s/  Sanford N. Diller
                                        ---------------------
                                  Name:  Sanford N. Diller
                                  Title: Trustee

                              SANFORD N. DILLER

                              By:  /s/  Sanford N. Diller
                                        ----------------------
                                   Name:  Sanford N. Diller


                              HELEN P. DILLER

                              By:  /s/  Helen P. Diller
                                        ----------------------
                                   Name:  Helen P. Diller